Via Facsimile and U.S. Mail
Mail Stop 6010

December 24, 2008

Ms. Wendy A. Milici
Principal Financial Officer
Synvista Therapeutics, Inc.
Suite 200
221 West Grand Avenue
Montvale, New Jersey 07645

Re: **Synvista Therapeutics, Inc.**
        Form 10-K for the Year Ended December 31, 2007
        Filed on March 31, 2008
        File No. 001-16043

Dear Ms. Milici:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Collaborative Research and Development Agreements, page 51

1. Consistent with your October 16, 2007 response to comment number four in our October 2, 2007 letter, please revise your disclosure to indicate the amount of total potential contingent milestone payments to be made under each of your collaborative agreements. Please disclose the nature of the triggering events underlying these milestone payments.   In addition, consistent with your November 1, 2007 response to comment number one in our October 25, 2007 letter, please revise your liquidity discussion in MD&A to address the timing and impact of your total potential contingent milestone payments.

Note 10 – Series B Preferred Stock and Warrant Purchase Agreement, page 54

2. Please provide us an analysis of how you accounted for your registration rights agreement under EITF 00-19, FSP EITF No. 00-19-2 and SFAS 133. Please also refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (New). You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. You may also refer to EITF 05-4 as applicable. In your response, please explain to us whether you have incurred, or will likely incur, any penalties under your registration obligations.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant